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                                                                      EXHIBIT 67

                                 [INTEROIL LOGO]



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                              INTEROIL CORPORATION
                                 DRILLING REPORT
                                   4 MAY 2004
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MOOSE - 2 ST1

TYPE:                                  Oil Exploration / Appraisal well

LOCATION:                              PPL 238, Eastern Papuan Basin 145 degree
                                       12.30" E, 06 degree 59.69' S

CURRENT STATUS:                        Re-established a sidetrack, following a
                                       cement squeeze on the shale zone.
                                       Drilling ahead at 1044 meters (3,425
                                       feet).

PLANNED TOTAL DEPTH:                   1,700 m (5,577ft)

OPERATOR:                              InterOil subsidiary SPI (208) Limited

PROSPECT DESCRIPTION: Step-out well to appraise the extent of the Moose limestone reservoir that had oil shows in the Moose ST-1 well, approximately 4.5 km (3 miles) away.

                                       Deeper exploration target of Pale
                                       sandstone, two-way dip closure, doubly
                                       plunging thrust anticline.

STERLING MUSTANG - 1

TYPE:                                  Oil Exploration

LOCATION:                              PPL 238 Eastern Papuan Basin 145 degree
                                       23' 47.82" E, 06 degree 56' 54.40" S

CURRENT STATUS:                        Drilling ahead at 2,539 meters (8,330
                                       feet). Drilling breaks continue with
                                       sandstone and limestone stringers.
                                       Drilling mud contained heavier gas peaks
                                       (butane and pentane). Progress for the
                                       week was 336 meters (1,102 feet).


PLANNED TOTAL DEPTH:                   Up to 3,000 m (9,841 ft), subject to
                                       geology.

INTEREST:                              InterOil subsidiary SPI (208)
                                       Limited 100%


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OPERATOR:                              SPI (208) Limited

PROSPECT DESCRIPTION: Two-way dip, doubly plunging thrust anticline with Late Cretaceous Pale and Subu quartz sandstones (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.


FOR FURTHER INFORMATION:

PLEASE SEE THE INTEROIL WEB SITE AT www.interoil.coml

NORTH AMERICA                          AUSTRALASIA
Gary M Duvall                          Anesti Dermedgoglou
Vice President, Corporate Development  Vice President, Investor Relations
InterOil Corporation                   InterOil Corporation
gary.duvall@interoil.com               anesti@interoil.com
Houston TX USA                         Cairns Qld Australia
Phone: +1 281 292 1800                 Phone: +61 7 4046 4600

Lisa Elliott                           Andy Carroll
DRG&E                                  General Manager, Exploration & Production
lelliott@drg-e.com                     InterOil Corporation
Phone: +1 713 529 6600                 Phone: +61 2 9279 2000